

November 25, 2013

Via E-mail
Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
405 114th Avenue S.E.
Bellevue, WA 98004

> **Re: Radiant Logistics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 22, 2013**
> **File No. 333-191974**

Dear Mr. Crain:

We have reviewed your responses to the comments in our letter dated November 15, 2013 and have the following additional comments.

Exhibit 5.1

1. Please have counsel remove assumption (ii) and the par value carve out in assumption (iv) in the third paragraph of Exhibit 5.1 as it is inappropriate for counsel to assume the issue upon which counsel is offering its opinion or any material facts underlying the opinion. Similarly, please have counsel remove assumption (ii) from the fourth paragraph of Exhibit 5.1. For guidance, refer to Section II.B.3(a) of Staff Legal Bulletin No. 19 at http://www.sec.gov/interps/legal/cfslb19.htm.

2. Please have counsel revise the second and third sentences in the fifth paragraph of Exhibit 5.1 as counsel may not exclude the laws of the State of Delaware.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Stephen M. Cohen, Esq.
        Fox Rothschild LLP